Exhibit 99.1

CRH Medical Corporation Announces Majority Purchase of an Anesthesia Practice in Decatur, Georgia

VANCOUVER, Feb. 1, 2017 /CNW/- CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it has completed an accretive transaction whereby CRH has acquired a 51% interest in a gastroenterology ("GI") anesthesia practice in Decatur Georgia ("Decatur").

Decatur provides anesthesia services to one ambulatory surgical center and is CRH's fourth acquisition in Georgia. The transaction was financed through a combination of CRH's credit facility and cash on hand.

Transaction highlights:

  Total annual estimated revenue of US$3.2 million
  EBITDA and cash flow accretive
  Structured as joint venture with CRH retaining a 51% interest

Edward Wright, CEO of CRH, commented on the transaction, "This transaction continues to demonstrate our ability to leverage our existing relationships. Decatur has been a CRH O'Regan customer for almost four years."

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. The CRH O'Regan System is a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states. In 2014, CRH acquired Gastroenterology Anesthesia Associates, LLC ("GAA"), a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures. Since then, CRH has incorporated nine additional acquisitions to its anesthesia business. CRH Anesthesia now services 26 ambulatory surgical centers in seven states and performs approximately 170,000 procedures annually.

Forward-looking statements:

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "should," "plan," "expects," "expected", and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the expected future revenue, anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leverage our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of Community, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian and U.S. securities regulators. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

Contact information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/